UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	September 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

PFSweb, Inc.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

505 Millennium Drive, Allen, Texas	75013
(Address of Principal Executive Offices)	(Zip Code)

________________________________________________________________________________________________________

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PFSweb, Inc. (the “Company” or “we”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2021 (the “Form 10-Q”). The filing of the Company’s Quarterly Report has been delayed as a result of additional time and work needed to meet the reporting and accounting requirements for its LiveArea business segment divestiture as a discontinued operation and other related financial reporting requirements associated with such divestiture.
The Company is working diligently to complete and file the Form 10-Q as soon as possible, but currently does not anticipate filing the Form 10-Q on or before the fifth calendar day extension provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Thomas J. Madden	972	881-2900
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☐    No  ☒

Form 10-Q Quarterly Report for the period ended June 30, 2021
Form 10-Q Quarterly Report for the period ended September 30, 2021

______________________________________________________________________________________________

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the sale of the LiveArea business segment, we currently expect to report a significant income tax benefit due to the anticipated release of the valuation allowance on our deferred tax assets during the three months ended June 30, 2021. We also anticipate recognizing a significant gain from the sale of the LiveArea business segment during the three months ended September 30, 2021.
______________________________________________________________________________________________________

PFSweb, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated November 9, 2021	By:	/s/Thomas J. Madden
Thomas J. Madden,
Executive Vice President and Chief Financial Officer